                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                   FORM 12B-25

                                                  Commission File Number 0-16715

                           NOTIFICATION OF LATE FILING
                                   (Check One)
[X]  Form 10-K and 10-KSB          [  ]  Form 11-K          [  ]  Form 20-F
             [  ]  Form 10-Q and 10-QSB          [  ]  Form N-SAR

                  For Period Ended:          December 31, 1995
- --------------------------------------------------------------------------------

[ ] Transition Report for Form 10-K   [ ] Transition Report on Form 10-Q
[ ] Transition Report on Form 20-F    [ ] Transition Report on Form N-SAR
[ ] Transition Report of Form 11-K
For the Transition Period Ended: ___________________________________________
 [ Read attached instruction sheet before preparing form. Please print or type.]

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
         If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notifications relates:

================================================================================
                         PART I - REGISTRANT INFORMATION
================================================================================

Full Name of Registrant:
                           PHONETEL TECHNOLOGIES, INC.
- --------------------------------------------------------------------------------

Former Name if Applicable
                                 PHONETEL, INC.
- --------------------------------------------------------------------------------

Address of Principal Executive Office (Street and Number)
               1127 EUCLID AVENUE, SUITE 650, STATLER OFFICE TOWER
- --------------------------------------------------------------------------------

City, State and Zip Code
                           CLEVELAND, OHIO 44115-1601
- --------------------------------------------------------------------------------

                               page 1 of 12 pages

================================================================================
                        PART II - RULES 12B-25(b) AND (c)
================================================================================

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed (check box if appropriate):

[X](a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X](b) The subject annual report, semiannual report, transition report on Form 10- K, 10-KSB, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

[ ](c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

================================================================================
                              PART III - NARRATIVE
================================================================================

         State below in reasonable detail the reasons why the Form 10-K, 10-KSB, 20-F, 11-K, 10-Q, 10-QSB, N-SAR or the transition report or portion thereof could not be filed within the prescribed time period.

                  See ATTACHMENT A hereby incorporated by
                  reference into Form 12b-25


                               page 2 of 12 pages

================================================================================
                           PART IV - OTHER INFORMATION
================================================================================

(1) Name and telephone number of person to contact in regard to this notification:

                  Peter G. Graf             212               972-3333
- --------------------------------------------------------------------------------
                       Name               Area Code        Telephone Number

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s)
                                                           [X] Yes  [  ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                           [X] Yes   [  ] No

         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                           See ATTACHMENT B hereby incorporated
                           by reference into this Form 12b-25

================================================================================
                           PhoneTel Technologies, Inc.
- --------------------------------------------------------------------------------

                  (Name of Registrant as specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: April 1, 1996               By: \s\ Peter G. Graf
     --------------------             -----------------------------
                                       Peter G. Graf
                                       Chairman and
                                       Chief Executive Officer
                                       (signature and type name)

                               page 3 of 12 pages

                                  ATTACHMENT A


The Registrant consummated on March 15, 1996 the following transactions: (1) an Agreement and Plan of Merger to acquire the outstanding common stock of International Pay Phones, Inc. (of South Carolina) and International Pay Phones, Inc. (of Tennessee); (2) a Share Purchase Agreement with Paramount Communications Systems, Inc.; and (3) a credit facility of $37,250,000 from Internationale Nederlanden (U.S.) Capital Corporation and one other lender (the "Transactions"). On March 15, 1996, the Registrant drew down $30,530,954 of the credit facility to consummate the Transactions, pay down long-term debt and capital lease obligations, and to redeem certain classes of the registrant's preferred stock. The Transactions will have a material effect on the Registrant's financial position and, as a result, the Transactions will be referred to in the Notes to the Financial Statements as well as in the text of Form 10-KSB. Pursuant to the Transactions, the Registrant has increased its owned pay telephones from 4,872 at December 31, 1994 to approximately 14,622 phones at March 15, 1996.

The Registrant has determined that it is unable to file its 1995 Annual Report on Form 10-KSB without unreasonable effort and expense prior to April 1, 1996, the date on which the Annual Report on Form 10-KSB is required to be filed, due to the operational and financial effects of the Transactions.


                               page 4 of 12 pages

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                                  ATTACHMENT B

This ATTACHMENT B, consisting of eight (8) pages, includes the Registrant's draft Statement of Operations (Unaudited) for the years ended December 31, 1995 and 1994, and a draft of the information contemplated to be included under the following subsections of the 1995 Form 10-KSB, ITEM 6, MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

                               page 5 of 12 pages

PHONETEL TECHNOLOGIES, INC. AND SUBSIDIARIES

STATEMENT OF OPERATIONS
- --------------------------------------------------------------------------------

                                                                    UNAUDITED
                                                              YEAR ENDED DECEMBER 31,
                                                          ----------------------------
                                                               1995            1994
                                                          ------------    ------------
REVENUES:
  Coin calls                                              $ 12,130,189    $  8,421,237
  Operator services                                          3,776,501       5,319,138
  Commissions                                                2,681,172       1,856,482
  Other                                                        130,121         269,230
                                                          ------------    ------------
                                                            18,717,983      15,866,087
                                                          ------------    ------------
COSTS AND EXPENSES:
  Line and transmission charges                              5,475,699       4,456,509
  Location commissions                                       3,467,626       3,391,190
  Other operating expenses                                   4,452,032       3,238,252
  Depreciation and amortization                              4,383,049       2,236,269
  Selling, general and administrative                        3,200,742       2,831,775
  Billing and collection                                       858,230       1,026,420
  Restructuring charges                                      3,010,503              --
                                                          ------------    ------------
                                                            24,847,881      17,180,415
                                                          ------------    ------------

    Loss from operations                                    (6,129,898)     (1,314,328)

Interest expense                                              (836,911)       (388,215)
Interest income                                                 16,112           7,421
                                                          ------------    ------------

NET LOSS                                                  $ (6,950,697)   $ (1,695,122)
                                                          ============    ============

Less: Preferred stock dividend requirement                    (309,668)       (291,980)

NET LOSS APPLICABLE TO COMMON SHAREHOLDERS                $ (7,260,365)   $ (1,987,102)
                                                          ============    ============

Net loss per common share                                 $      (3.72)   $      (1.35)
                                                          ============    ============
Weighted average number of shares                            1,950,651       1,470,188
                                                          ============    ============



                               page 6 of 12 pages

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ITEM 6.  MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS
         OF OPERATIONS

ACQUISITIONS

On March 15, 1996 the Company completed the acquisition of the outstanding common stock of International Pay Phones, Inc. (a South Carolina company) and International Pay Phones, Inc. (a Tennessee company) (collectively "IPP"), companies affiliated through common ownership and management. The Company acquired 2,101 installed phones for a purchase price of $3,367,212 in cash, and 555,589 restricted shares of the Company's Common Stock, plus 5,453 shares of 14% Preferred Stock (immediately convertible into 54,530 shares of Common Stock), plus warrants to purchase 117,785 shares of the Company's Common Stock at a nominal exercise price per share. Additionally, the Company assumed approximately $1,754,000 in liabilities, of which $1,551,796 was repaid by the Company on March 15, 1996. The cash purchase price included three five year non-compete agreements, valued at $60,000, for three of IPP's former officers. The acquisition will be recorded as a purchase and the difference between the fair value of the tangible assets acquired and the total purchase price will be recorded as an increase to intangibles and amortized over the life of the acquired location contracts which is estimated to be 36 to 60 months.

On March 15, 1996, the Company completed a Share Purchase Agreement with Paramount Communications Systems, Inc. ("Paramount"). Under the terms of the Agreement, the Company acquired 2,528 installed phones for a cash purchase price of $9,618,553, plus 8,333 shares of 14% Preferred Stock (immediately convertible into 83,330 shares of Common Stock), plus warrants to purchase 179,996 shares of the Company's Common Stock at a nominal exercise price per share, and the Company assumed outstanding liabilities of approximately $733,000, of which $693,446 was repaid on March 15, 1996. The purchase price included a five year consulting and non-compete agreement, valued at $50,000 for one of Paramount's former officers. The acquisition will be recorded as a purchase and the difference between the fair value of the tangible assets acquired and the total purchase price will be recorded as an increase to intangibles and amortized over the life of the acquired location contracts which is estimated to be 36 to 60 months.

On October 16, 1995, the Company consummated its acquisition of the outstanding common stock of Public Telephone Corporation ("Public") in a transaction accounted for as a purchase. The Company acquired current assets of $54,742, approximately 1,200 installed telephones, assumed approximately $2.8 million in debt and outstanding liabilities of Public and issued 304,879 restricted shares of the Company's Common Stock to the shareholders of Public. In connection with the acquisition, the Company entered into five year non-compete agreements with two of Public's former owners which require both cash payments and the issuance, in the aggregate, of 80,000 shares of the Company's Common Stock.

On September 22, 1995, the Company consummated its acquisition of the outstanding common stock of World Communications, Inc. ("World") in a transaction accounted for as a purchase. The Company acquired current assets of $256,571, approximately 3,237 installed telephones, assumed approximately $6.9 million in debt and outstanding liabilities of World and issued 402,500 restricted shares of the Company's Common Stock and 530,534 shares of the Company's 10% Non-Voting Redeemable Preferred Stock. In connection with the acquisition, the page 7 of 12 pages

Company entered into two year non-compete and employment agreements with three of World's former officers. These non-compete and employment agreements require, in the aggregate, payment of $625,000 over a two year period.

On March 25, 1994, the Company acquired substantially all of the assets of Alpha Pay Phones-IV L.P. ("Alpha"). The acquired assets included 2,155 installed telephones for a cash purchase price of $2,334,216, plus a note payable to sellers of $1,100,620 and assumption by the Company of outstanding Alpha liabilities of $2,164,038.

The Public, World, and Alpha acquisitions were accounted for using the purchase method and, accordingly, the purchase price was allocated to the net assets acquired, based on their estimated fair values. The results of operations of each acquired company have been, or will be, included in the results of operations of the Company from the date of the respective acquisition.

LIQUIDITY, CAPITAL STOCK AND LONG-TERM DEBT ACTIVITY TRANSACTIONS

In a transaction consummated on March 15, 1996, the Company borrowed additional funds of $30,530,954 (out of a total credit facility commitment of $37,250,000) from Internationale Nederlanden (U.S.) Capital Corporation and one other lender (collectively know as "ING"). The Company has available under the credit facility $6.7 million to fund future acquisitions and for general working capital purposes. The Company used the funds to complete the Paramount and IPP acquisitions, repaid all outstanding long-term debt and capital lease obligations which had a secured interest in the Company's installed phones, redeemed the 10% Preferred Stock, 7% Preferred Stock and 8% Preferred Stock and paid related transaction fees. The ING credit facility requires monthly interest payments at prime plus 5%. Principal payments commence September 1997, with the amount of the principal payment contingent upon numerous factors, including the borrowing base and cash flow of the Company. All of the Company's installed phones are pledged as collateral to the ING credit facility.

The majority of the ING credit facility (currently $29 million) can be converted into Series B Preferred at the ratio of 833 shares for each $100,000 in outstanding debt and interest. Additionally, ING received warrants to purchase 204,824 shares of Series A Preferred at an exercise price of $0.20 per share. Each share of Series A Preferred and Series B Preferred is convertible into 20 shares of Common Stock. The difference between the exercise price of Series A Preferred and the estimated fair value of the warrants on the date of grant will be recorded as interest expense over the term of the ING credit facility. The Company has estimated the annual non-cash interest expense to be $3,000,000.

Concurrent with the ING transaction, the Company redeemed the 10% Cumulative Preferred, the 8% Preferred, and the 7% Preferred. The redemption price was $1,117,371 and 34,434 shares of 14% Preferred. In the aggregate, $6,475,011 of the Company's outstanding obligations, including portions of the purchase price for the pending acquisitions, was liquidated by issuing 107,918 shares of 14% Preferred.

Warrants to purchase 2,018,946 shares of Common Stock at a nominal exercise price per share ("Nominal Value Warrants") were issued in conjunction with the IPP and Paramount acquisitions, redemption of the 10% Cumulative Preferred, 8% Preferred, and the 7% Preferred, and conversion of certain debt of the Company to the 14% Preferred.

                               page 8 of 12 pages

The Company has reserved 13,966,026 shares of Common Stock for issuance under the following scenarios: (1) conversion of $29,000,000 of ING outstanding debt into 241,667 shares of Series B Preferred Stock which is then immediately convertible into 4,833,333 shares of Common Stock; (2) exercising of warrants to purchase 204,824 shares of Series A Preferred Stock at $0.20 per share, immediately convertible into 4,096,480 shares of Common Stock; (3) conversion of 107,918 shares of 14% Preferred into 1,079,179 shares of Common Stock; (4) conversion, upon Shareholder approval, of 530,534 shares of 10% Non-Voting Preferred into 885,992 shares of Common Stock; (5) the exercising of 2,018,946 Nominal Value Warrants; (6) the exercising of 580,351 warrants at prices ranging from $5.70 to $15.75 per share; and (7) the exercising of 471,745 stock options at prices ranging from $3.00 to $19.50 per share.

In 1995, the Company sold 472,056 shares of its common stock to officers, directors, creditors and affiliates of the Company, and to others at average prices ranging from $4.50 to $5.20 per share (total proceeds $2,014,787). In 1994, the Company sold 136,111 shares for an average price of $10.84 per share (total proceeds $1,474,999). Additionally, certain warrants and options were exercised in 1995 to purchase 8,333 shares of the Company's Common Stock at a per share price of $4.20, or $35,000. In 1994, 87,931 shares were purchased through the exercise of stock options and warrants for an aggregate price of $553,460, at an average price of $6.29 per share. The proceeds of these sales were utilized to pay-down debt and other liabilities, partially fund the Alpha acquisition, and for other working capital requirements.

At December 31, 1995, long-term debt was $10,328,913 and obligations under capital leases amounted to $3,532,937 compared with $3,878,656 and $302,612 at December 31, 1994, an increase of $6,450,257 in long-term debt and $3,230,325 in obligations under capital leases. This increase is mostly attributable to debt incurred in connection with the World and Public acquisitions, and shareholder loans used mostly for acquisition deposits and working capital. On March 15, 1996, the Company repaid $8,652,501 of the long-term debt and $3,243,965 of the obligations under capital leases.

The Company had a working capital deficit of $13,952,831 at December 31, 1995, compared to a working capital deficit of $4,032,635 at December 31, 1994, an increase of $9,920,196. Cash flows used in operations in 1995 amounted to $579,133 a decrease of $2,959,349 over cash provided by operations in 1994 of $2,380,216, of which $1,975,628 was due to increases in accounts payable compared to a decrease in accounts payable of $151,008 at December 31, 1995. The Company installed, over and above the phones acquired through the two acquisitions in 1995, 542 phones compared to 532 in 1994.

On September 12, 1995, the Company borrowed $1.2 million from two investors pursuant to a 19 month credit agreement and made interest payments at 12 1/2 percent. The proceeds were used for operating expenses and to make certain employee severance payments. This debt was repaid on March 15, 1996.

Management believes, but can not assure, that cash flow from operations, the proceeds from the financing discussed above and other financial alternatives will be sufficient to allow the Company to sustain its operations and meet its obligations over the next twelve months.




                               page 9 of 12 pages

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RESULTS OF OPERATIONS

At March 15, 1995, the Company had 14,622 installed phones. At December 31, 1995, the Company had 9,723 installed pay phones compared to 4,744 at December 31, 1994. At December 31, 1995, there were approximately 4,957 pay telephones (including Company owned and presubscribed) and hotel and hospital room phones connected to its operator service center (6,113 for the comparable period).

REVENUE

Total revenue from all product lines was $18,717,983 and $15,866,087 for the years ended December 31, 1995 and 1994, respectively, representing an increase of $2,851,896, or 18%, in fiscal 1995 over 1994. Revenue by type is described below.

Coin calls
- ----------

Revenues from coin calls increased 44% to $12,130,189 in 1995 from $8,421,237 in 1994. This increase is attributable primarily to an increase in the number of installed pay telephones. The total installed pay phones count increased by 4,979 pay phones, or 105%, with the majority of the increase occurring in the fourth quarter of 1995 and attributable to the acquisition of World and Public. Additionally, revenues improved from the continuation of the 1994 program which offered customers a three minute long distance call for $0.75 ("$0.75 Long Distance Call Program") anywhere in the continental United States.

Operator Services
- -----------------

The 29% decrease in revenue from the Company's operator service center to $3,776,501 in 1995 from $5,319,138 in 1994 was primarily the result of an decrease in the number of phones to which the Company provides operator services through presubcription arrangements and aggressive dial-around advertising of AT&T, Sprint and MCI. The Company has decided to outsource its operator service center and anticipates that all traffic will be moved to the subcontractor by March 31, 1996. Operator services will be provided by a subcontractor that is better equipped to handle the increased volume expected from the recent acquisitions. The Company's operator service center fixed assets are considered to be antiquated and uneconomical to update, therefore, the Company wrote-off the assets in 1995 and recorded a non-cash charge of $298,626.

Commissions
- -----------

Commission revenue consists of intraLATA compensation received from Florida local exchange carriers ("LECs"), dial-around compensation, operator service commissions from other providers carrying intraLATA traffic from Company-owned pay telephones and coin and operator service commissions from sub-contractors ("Sub-contractor Phones").

Commission revenue increased to $2,681,172 in 1995 from $1,856,482 in 1994, an increase of $824,690 or 44%. This increase was primarily the result of the acquisition of World and Public in the fourth quarter of 1995.


                               page 10 of 12 pages

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Dial-around compensation increased to $685,032 in 1995 from $316,763, an increase of $368,269 or 116% which is attributable to the Company's increased pay telephone base. Dial-around compensation was ordered by the FCC in 1992 to compensate private pay telephone owners for others using their phones and networks without direct (coin) payment. (see Regulation section above).

COSTS AND EXPENSES

Line and transmission charges increased to 29% ($5,475,699) of total revenues in 1995 as compared to 28% ($4,456,509) of total revenues in 1994 as a result, in part, from increased coin calls resulting from the $0.75 Long Distance Call Program as well as increases in certain local telephone company line charges. Management expects that the increased volume from the $0.75 Long Distance Call Program will cause the line and transmission charges, as a percent of revenue, to remain steady or increase slightly in the future. However, this program reduces billing, collection and operator service costs.

Location commissions decreased to $3,467,626 or 18.5% of total revenues in 1995 compared to $3,391,190 or 21.4% of total revenues in 1994 as a result of renegotiating the location agreements from phones acquired in the acquisition World and Public.

Other operating expenses increased to $4,452,032 or 23.8% of total revenues for 1995 from $3,238,252 or 20.4% of total revenues in 1994. The increase was the result of higher personnel costs, rent, utilities and service related expenses attributable to the acquisition of World and Public, the increase in the Company's pay telephone base, and the additional personnel to accommodate the increased business. Management anticipates economies of scale resulting from the acquisitions completed in the fourth quarter of 1995 and those acquisitions completed in 1996 will be realized in 1996, resulting in the stabilization of operating expenses as a percentage of total revenues.

Depreciation and amortization increased to $4,383,049 in 1995 from $2,236,269 in 1994. This increase was primarily due to the Company's acquisition of World and Public in September and October of 1995 and expansion of its pay telephone base which included purchases of additional computer equipment, service vehicles and software which were made to accommodate the Company's growth.

Selling, general and administrative expenses increased in dollar volume while decreasing as a percentage of revenue. These expenses were $3,200,742 or 17.1% of total revenues in 1995 as compared to $2,831,775 or 17.8% of total revenues in 1994. There were dollar increases in advertising, travel and entertainment, wages and payroll related expenses and general office expenses as a result of hiring additional personnel to conduct the Company's expanded selling and marketing program and customer services, however these expenses did not grow as quickly as revenues. Selling, general and administrative expenses should only marginally increase in the near term because the Company has an established infrastructure in place, but costs should continue to decrease as a percentage of total revenues as total revenues increase.

Billing and collection costs decreased to $858,230 or 4.6% of total revenues for 1995 compared to $1,026,420 or 6.5% of total revenues in 1994 primarily due to the introduction of new system software and procedures which will help manage costs and control expenses. Upon completion page 11 of 12 pages
of the outsourcing of the operator service center ( projected to be completed by the end of the first quarter in 1996) the majority of billing and collection expenses will disappear.

Restructuring and non-recurring charges were $3,010,503 or 16.1% of total revenues for 1995. There were no restructuring charges for 1994. Restructuring charges consist primarily of costs associated with the write-off of selected assets in connection with the outsourcing of the operator service center, the settlement of contractual obligations to certain former officers of the Company and related legal fees, and consulting and legal fees incurred for changes to the operations of the Company. Additionally, the Company has recorded a liability of $841,000 representing the amount payable under an employment contract, for an officer of the Company, because the Company is in default of the contract's "change-in-control" and early contract termination provision. The officer and the Company are currently negotiating the matter.

Interest expense increased in 1995 to $836,911 from $388,215 in 1994 due to financing obtained for acquisitions, additional service vehicles and switch operating equipment. In addition, the Company entered into financing agreements with certain manufacturers throughout the year for the purchase of phone equipment to accommodate the expansion of its pay telephone base.

IMPACT OF SEASONALITY

The seasonality of the Company's revenues from vended pay telephones, reselling operator assisted long distance services, and national and regional account management parallels that of the location from which the calls are placed. Since a large concentration of these telephones are in shopping malls, the greatest portion of the Company's revenue is earned in the fourth quarter due to the increased holiday traffic. Phones in northern states, located outdoors, experience reduced revenues in the months of January and February.

IMPACT OF INFLATION

Inflation has not had a significant impact on the Company. It is possible that during inflationary periods, the basic line charges may increase while public utilities commissions or the Federal Communications Commission may not allow increases in charges to customers.



                               page 12 of 12 pages